Exhibit 99.1

Biofrontera AG: Pre-announcement of a financial report according to articles 114 - 117 WpHG

Leverkusen (pta/31.03.2021/14:00) - Biofrontera AG announces that the following financial reports shall be disclosed:

report: year report of the group 2020

reporting period: 01.01.2020 - 31.12.2020

web publication: https://www.biofrontera.com/en/investors/financial-reports publication date: 12.04.2021

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq